Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934



For the month of . . . . . September . . . . . . . . . 2002

.........Teva Pharmaceutical Industries Limited...........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190................
................Petach Tikva 49131, Israel.................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com


Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554


**FOR IMMEDIATE RELEASE**

## TEVA ANNOUNCES FINAL APPROVAL OF NIZATIDINE CAPSULES

Jerusalem, Israel, September 12, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U. S. Food and Drug Administration has approved the company's ANDA for Nizatidine Capsules USP, 150 mg and 300 mg. Shipment of this product is expected to begin immediately.

Nizatidine Capsules USP are the AB-rated generic equivalent of Eli Lilly's Axid® Pulvules. This product is indicated for treatment of active duodenal ulcer, maintenance therapy of healed duodenal ulcer, GERD and benign gastric ulcer.

Sales of the brand product for the last year were approximately $225 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

*Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.*

TEVA

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com


Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554


**FOR IMMEDIATE RELEASE**

## JUDGE GRANTS TEVA SUMMARY JUDGMENT OF INVALIDITY FOR PATENT RELATED TO HYDROCODONE BITARTRATE AND IBUPROFEN TABLETS

Jerusalem, Israel, September 12, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the Honorable John W. Darrah, U. S. District Court Judge for the Northern District of Illinois, Eastern Division has granted Teva's motion for summary judgment of invalidity finding U. S. Patent (No. 4,587,252), relating to a combination of hydrocodone and ibuproen, invalid. The FDA has been informed of the judge's order and Teva is hopeful that its ANDA, which was made under Paragraph IV of the Hatch-Waxman Act, will receive final approval shortly.

Hydrocodone Bitartrate and Ibuprofen Tablets are the AB-rated generic equivalent of Abbott's Vicoprofen® Tablets for the short-term management of acute pain.

The brand product has annual sales of approximately $108 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
..........................
(Registrant)

By: Dan S. Suess
Dan Suesskind
Chief Financial Officer

Date: September 13, 2002